State of Delaware
Secretary of State
Division of Corporations
Delivered 12:25 PM 12/01/2010
FILED 09:38 AM 12/01/2010
SRV 101134332 - 2031528 FILE

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION

KALEX CORP. a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of KALEX CORP. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH:" so that, as amended said Article shall be and read as follows:

"The total number of authorized shares which the corporation is authorized to issue is 800,000,000 shares of common stock having a par value of $.00001 per share and 2,000 shares of preferred stock having a par value of $.00001 per share "

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said KALEX CORP. has caused this certificate to be signed by an authorized officer, this 30th day of November 2010.



BY: _____
ARNOLD F. SOCK, President